Exhibit 99.1

Volvo to Acquire the Road Development Division from Ingersoll Rand

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 27, 2007—Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has reached an agreement with Ingersoll Rand to acquire the assets of the company's road development division, a world-leading manufacturer of heavy equipment for road construction and soil compaction with revenues of USD 864 M in 2006. Operations also include material handling equipment. The purchase price amounts to USD 1.3 billion in cash, or SEK 9.2 billion.

"I am pleased that we can continue to expand our successful construction equipment business and the acquisition gives Volvo Construction Equipment a world-leading position within heavy road construction equipment," says Volvo CEO Leif Johansson. "This acquisition is strategically important since it will improve the overall competitiveness of Volvo CE as a full-range supplier of construction equipment."

The global market for road construction equipment is about USD 4 billion annually and is projected to grow substantially as a result of increased investments in infrastructure globally. Volvo CE has a distinct ambition to expand in this market and the acquisition complements current operations by sharply strengthening Volvo's presence in equipment for road construction work. The acquired business includes a full range of heavy compactors, asphalt pavers and milling machines and provides favorable growth possibilities. The acquisition also strengthens Volvo CE's position in the market for materials handling equipment in North America. In addition, the acquisition includes 20 dealerships in North America and distribution companies in Europe and Russia which will leverage Volvo CE's sales of compact equipment, primarily in North America.

"Strategically, the acquisition of Ingersoll Rand Road Development fits exceptionally well with Volvo's current operations within motor graders and positions Volvo as a full-range manufacturer of heavy road construction equipment", says Tony Helsham, President of Volvo Construction Equipment. "Geographically, the purchase also fits Volvo CE very well and provides attractive growth possibilities by capitalizing on the common dealer network in North America, Europe and Asia."

Synergies at operating income level, mainly attributed to sales and distribution, are estimated at SEK 600 M annually to be achieved within a five-year period.

The acquisition is primarily being carried out as an assets purchase and the transaction is expected to reduce the net financial position for Volvo by SEK 9.2 billion. Closing of the transaction is expected during the second quarter 2007 and is subject to relevant approvals.

Ingersoll Rand's division for road development, with headquarters in Shippensburg, Pennsylvania in the US, has about 2,100 employees. In 2006 the operations reported sales of USD 864 M and operating income of USD 101 M. The operations have manufacturing units in the US, Germany, India and China.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to about 23 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

Note on press and telephone conference There will be a combined press and telephone conference hosted by Volvo in Stockholm today at 14.00 CET (8.00 a.m. EST). Volvo will be represented by Leif Johansson Volvo CEO and President and Par Ostberg, Volvo CFO. Tony Helsham, President and CEO of Volvo Construction Equipment, will be participating over the phone.

Time: 14.00 CET (08.00 a.m. EST). Place: Sparvagnshallarna Konferens, Birger Jarlsgatan 57 a, Stockholm.

The press conference will be webcast via Internet on www.volvo.com and it will also be possible to participate and ask questions via telephone. To download the presentation, please go to www.volvo.com under "investors". For those who wish to participate in the press conference by telephone, please call +46 (0)8 5352 6408, 5-10 minutes prior to the start.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to about 23 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo
CE Klas Magnusson,
+32 2 4825 065 or +32 475 576 214
or
AB Volvo
Media Relations
Marten Wikforss,
+46 31-66 11 27 or +46 705-59 11 49
or
Investor Relations
Christer Johansson,
+46 31-66 13 34 or +46 706-54 55 22